Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on October 23, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on October 24, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) is pleased to report that a technical report in support of a resource estimate for Minera Andes’ Los Azules copper project in Argentina has been filed in accordance with National Instrument 43-101 and is available at www.sedar.com.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated October 24, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

October 28, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES FILES TECHNICAL REPORT CONFIRMING

LARGE COPPER RESOURCE AT LOS AZULES

SPOKANE, WA—October 24, 2008— Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to report that a technical report in support of a resource estimate for Minera Andes’ Los Azules copper project in Argentina has been filed in accordance with National Instrument 43-101.andis available at www.sedar.com.

The new technical report, by Minera Andes’ independent consultant Donald B. Tschabrun, MAusIMM, of Tetra Tech in conjunction with Robert Sim, P.Geo., an independent qualified person as defined by NI 43-101 and Bruce Davis, FAusIMM, is entitled “Los Azules Copper Project San Juan Province, Argentina, NI-43-101 Technical Report,” and summarized in a Minera Andes news release dated September 8, 2008.

The report supports the independent resource estimate showing an inferred resource at Los Azules of 922 million tonnes, grading 0.55 percent copper, containing 11.2 billion pounds at 0.35 percent total copper (“CuT”) cutoff. This resource occupies an area approximately 3.7 km by 1 km in size and contains a high-grade near surface copper core in the north (see maps in Sept. 8, 2008 news release).

Mr. Allen Ambrose, president of Minera Andes, an appropriately Qualified Person as defined by NI 43-101 for the Los Azules project, has reviewed and approved the content of this press release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned producing San José silver/gold mine. In addition to exploring the Los Azules copper project in San Juan province other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,621,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Government of Northwest Territories, Department of Justice, Securities Registry
Nunavut Legal Registries
Registrar of Securities, Government of the Yukon Territory

I, Bruce Davis, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Los Azules Copper Project, San Juan Province, Argentina”, dated September 26, 2008 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report by Minera Andes Inc. in its news release dated October 24, 2008 (the “Written Disclosure”).

I hereby confirm that I have read the Written Disclosure and the Written Disclosure fairly and accurately represents the information in the Technical Report that supports the Written Disclosure.

Dated this 27th Day of October, 2008

Bruce M. Davis, FAusIMM

Donald B. Tschabrun

Tetra Tech, Inc.

350 Indiana Street, Suite 500

Golden, Colorado 80401

USA

Telephone: 303-217-5700

Email: don.tschabrun@tetratech.com

CONSENT OF AUTHOR

TO:	Securities Regulatory Authority
Alberta Securities Commission
British Columbia Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission

I, Donald B. Tschabrun, do hereby consent to the filing of the written disclosure of the technical report titled “Los Azules Copper Project, San Juan Province, Argentina, NI 43-101 Technical Report” dated September 26, 2008 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report by Minera Andes, Inc. in the news release dated October 24, 2008, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and the written disclosure fairly and accurately represents the information in the Technical Report that supports the written disclosure.

Dated this 24th Day of October 2008.

/s/ Donald B. Tschabrun
Donald B. Tschabrun, MAusIMM 225119

Tetra Tech 350 Indiana Street, Suite 500, Golden, CO 80401 Tel 303.217.5700 Fax 303.217.5705 www.tetratech.com

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Government of Northwest Territories, Department of Justice, Securities Registry
Nunavut Legal Registries
Registrar of Securities, Government of the Yukon Territory

I, Robert Sim, P.Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Los Azules Copper Project, San Juan Province, Argentina”, dated September 26, 2008 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report by Minera Andes Inc. in its news release dated October 24, 2008 (the “Written Disclosure”).

I hereby confirm that I have read the Written Disclosure and the Written Disclosure fairly and accurately represents the information in the Technical Report that supports the Written Disclosure.

Dated this 27th Day of October, 2008

Robert Sim, P. Geo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: October 28, 2008